Filed by McDATA Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended.

Subject Company: Computer Network Technology Corporation

Commission File No. 333-122758

ON MAY 24, 2005, McDATA CORPORATION ISSUED THE FOLLOWING PRESS RELEASE:

FOR IMMEDIATE RELEASE: May 24, 2005

Contacts
Investors:	Media:

Renee Lyall Office: (720) 558-4629 renee.lyall@mcdata.com	Jil Backstrom Office: (720) 558-4774 press.release@mcdata.com

McDATA Announces Stockholder Approval of CNT Acquisition

BROOMFIELD, Colo. —May 24, 2005—McDATA Corporation (Nasdaq: MCDTA/MCDT), today announced that its stockholders have approved matters relating to McDATA’s proposed acquisition of CNT at the Special Meetings of Stockholders held today. McDATA stockholders voted in favor of the issuance of 1.3 shares of McDATA Class A common stock for each outstanding share of CNT common stock. McDATA expects to complete the transaction on June 1, 2005.

McDATA shareholders also approved two amendments to the 2001 McDATA Equity Incentive Plan.  Shareholders approved the proposal to increase the authorized number of shares of common stock issuable under the plan by 3 million shares (from 30 million to 33 million shares), and they approved the proposal to allow for options and equity awards granted under the 2001 plan to be awarded in Class A common stock.

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About McDATA (www.mcdata.com)

McDATA (Nasdaq: MCDTA/MCDT) is the only data infrastructure solutions provider that can deliver a Global Enterprise Data Infrastructure- a globally connected, centrally managed and highly optimized data network. With more than 20 years of storage networking experience, McDATA is trusted in the world’s largest data centers, connecting more than two-thirds of all networked data and enabling information access anytime, anywhere.

380 Interlocken Crescent Broomfield, CO 80021 720.558.8000 Fax: 720.558.3860 www.mcdata.com

Forward-Looking Statements

This press release contains statements about expected future events that are forward-looking and subject to risks and uncertainties. Readers are urged to consider statements that include the terms “believes”, “belief”, “expects”, “plans”, “objectives”, “estimates”, “anticipates”, “intends”, “targets”, or the like to be uncertain and forward-looking. Factors that could cause actual results to differ and vary materially from expectations include, but are not limited to, McDATA’s relationships with EMC, IBM and HDS and the level of their orders, aggressive price competition by numerous other SAN and IP switch suppliers, OEM qualification of our new products, manufacturing constraints and other risk factors that are disclosed in McDATA’s filings with the Securities and Exchange Commission. These cautionary statements by McDATA should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by McDATA. All cautionary statements should be read as being applicable to all forward-looking statements wherever they appear. McDATA does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT:

McDATA has filed a registration Statement on SEC Form S-4 and McDATA and CNT have filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. The Registration Statement was declared effective by the SEC on April 19, 2005 and the Joint Proxy Statement/Prospectus containing information about McDATA, CNT and the proposed merger will be mailed to stockholders of McDATA and shareholders of CNT on or before April 25, 2005.  Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA’s and CNT’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

McDATA, CNT, directors and certain executive officers of McDATA and CNT, Mellon Investor Services LLC and certain affiliates and employees of Mellon Investor Services may be considered participants in the solicitation of proxies in connection with the proposed merger. Mellon Investor Services will be paid to solicit proxies in connection with the proposed merger.  Certain directors and executive officers may have direct or indirect interests in the proposed merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the proposed merger. In addition, certain directors and officers, after the proposed merger will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the proposed merger.  Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.